June 21, 2013

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Via EDGAR

RE:    Werner Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed on February 25, 2013
Definitive Proxy Statement on Schedule 14A
Filed on April 9, 2013
File No. 000-14690

Dear Mr. Webb:

On June 11, 2013, we received your letter informing Werner Enterprises, Inc. (the “Company”) that you examined our Form 10-K for the fiscal year ended December 31, 2012 filed on February 25, 2013 and our Definitive Proxy Statement on Schedule 14A filed on April 9, 2013. We have reviewed the comment in such letter regarding the aforementioned filings and have provided our response below. We have also included your original comment directly above our response for your convenience.

Definitive Proxy Statement on Schedule 14A

Competitive Peer Groups and Benchmarking, page 27

SEC Comment:

We note your disclosure in this section that your Compensation Committee utilized a second peer group for evaluating your executive chairman’s compensation and that the second peer group was comprised of publicly traded companies in the S&P MidCap 400 index that have a similar non-CEO executive chairman position. We also note that you have not specifically identified or listed such companies. Lastly, we note our letter to you dated September 13,

June 21, 2013

2010 with respect to your Definitive Proxy Statement on Schedule 14A filed on March 31, 2010 and specifically comment 2 of such letter. Please confirm that in future filings you will list all companies to which you benchmark or advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Company Response:

We represent that in future filings we will list all companies to which we benchmark our Named Executive Officer compensation. Below is the list of the companies that make up the executive Chairman peer group related to our Definitive Proxy Statement on Schedule 14A filed April 9, 2013:

Aaron's Inc.	Mercury General Corporation
Allscripts Healthcare Solutions, Inc.	MSC Industrial Direct Co., Inc.
AMC Networks, Inc.	Old Dominion Freight Line, Inc.
Ascena Retail Group, Inc.	Packaging Corp. of America
Atmos Energy Corporation	Panera Bread Co.
Barnes & Noble, Inc.	Parametric Technology Corporation
Bio-Rad Laboratories, Inc.	Patterson-UTI Energy, Inc.
Cimarex Energy Co.	QLogic Corp.
Cinemark Holdings, Inc.	Quicksilver Resources, Inc.
Corrections Corporation of America	Raymond James Financial, Inc.
Fidelity National Financial, Inc.	Rollins, Inc.
First American Financial Corporation	Service Corp. International
FTI Consulting, Inc.	Signature Bank
Guess? Inc.	SL Green Realty Corp.
Hillshire Brands Company	Timken Co.
JB Hunt Transport Services, Inc.	Toll Brothers, Inc.
Lender Processing Services, Inc.	Weingarten Realty Investors

In addition to our responses above, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at (402) 894-3243 if you have any questions regarding our responses contained herein.

Very truly yours,

James L. Johnson
Executive Vice President, Chief Accounting
Officer and Corporate Secretary